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                                 ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                       BOSTON, MASSACHUSETTS  02110-2624
                                 (617) 951-7000
                              Fax:  (617) 951-7050


                                 March 7, 1997



Loomis Sayles Investment Trust
One Financial Center
Boston, Massachusetts 02111

Ladies and Gentlemen:

     We are furnishing this opinion in connection with the proposed offer and sale by Loomis Sayles Investment Trust, a Massachusetts business trust (the "Trust"), of shares of beneficial interest of its Loomis Sayles Investment Grade Fixed Income Fund series, Loomis Sayles Fixed Income Fund series, Loomis Sayles California Tax-Free Income Fund series, Loomis Sayles Core Growth Fund series, Loomis Sayles High Yield Fixed Income Fund series, Loomis Sayles Core Fixed Income Fund Series and Loomis Sayles Intermediate Duration Fixed Income Fund series (the "Shares") pursuant to a registration statement on Form N-1A (the "Registration Statement") under the Securities Act of 1933, as amended.

     We are familiar with the action taken by the Trustees of the Trust to authorize the issuance of the Shares. We have examined the Trust's By-Laws and its Agreement and Declaration of Trust on file in the office of the Secretary of The Commonwealth of Massachusetts and such other documents as we deem necessary for the purposes of this opinion.

     We assume that upon sale of the Shares the Trust will receive the net asset value thereof.

     Based upon the foregoing, we are of the opinion that the Trust is authorized to issue an unlimited number of Shares, and that, when the Shares are issued and sold, they will be validly issued, fully paid and nonassessable by the Trust.

     The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held
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Loomis Sayles Investment Trust        -2-                          March 7, 1997


personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder of that series held personally liable solely by reason of his or her having been a shareholder of that series. Thus, the risk of shareholder liability is limited to circumstances in which that series itself would be unable to meet its obligations.

     We consent to the filing of this opinion as an exhibit to the Registration Statement.

                                 Very truly yours,



                                 ROPES & GRAY

                                 Ropes & Gray